November 19, 2012

Elliot J. Gluck, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

Re: Credit Suisse Asset Management Income Fund, Inc.
        File Nos. 333-184589 and 811-05012

Dear Mr. Gluck:

On October 25, 2012, you filed a registration statement on Form N-2 for Credit Suisse
Asset Management Income Fund, Inc. (the "Fund"), in connection with the shelf registration of its
shares of common stock. We have reviewed the registration statement, and have provided our
comments below. For convenience, we generally organized our comments using headings, defined
terms and page numbers from the registration statement. Where a comment is made in one
location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1.   The second paragraph of the cover page states that the Fund may offer, from time to time,
its shares of common stock at prices and on terms to be set forth in prospectus supplements. Please
confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will
be filed with a post-effective amendment regarding each such future offering of shares. See Staff
Legal Bulletin 19 (October 11, 2011), text at note 26.

Prospectus Summary — Investment Policies (Page 1)

2.   The first paragraph of this section states that the Fund invests primarily in high yield U.S.
corporate fixed income securities that are rated in the lower rating categories by nationally
recognized rating services. Please include the term "junk bonds" in the description of this type of
security, as well as in the discussion of risks under the caption "Lower-Rated Securities Risk" on
page 3 of the prospectus.

3.   The last paragraph on page 2 states that the Fund will sell credit default swaps. Please describe the details of the sale of credit default swaps and the risks in the Prospectus Summary.

4.   The final paragraph of this section provides several investment techniques that the Fund may use, including the use of short sales. Please describe the risks associated with short selling in the summary of risks on page 3 of the prospectus. Also, please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund's short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies, ¶ 7.101.j (May 1, 2011).

Investment Policies — Portfolio Securities — Credit Default Swap Agreements (Page 20)

5.   The fourth paragraph of this section states that the Fund will segregate liquid investments in an amount equal to the aggregate market value of the credit default swaps of which it is the seller. Please explain to us how this policy complies with Investment Company Act Release No. 10666 (Apr. 18, 1979).

Investment Restrictions (Page 22)

6.   This section describes the Fund's fundamental investment policies. Please also provide the Fund's fundamental investment policies regarding the issuance of senior securities, and the concentration of investments in a particular industry or groups of industries. See Items 17.2(a) and 17.2(e) of Form N-2.

Risks and Special Consideration (Page 30)

7.   This section provides detailed information regarding the Fund's various risks, including Securities Lending Risk. Please also provide a description of this risk in the "Risk" section, and add a disclosure regarding the Fund's securities lending strategy in the "Investment Policies" section of the Prospectus Summary.

Portfolio Management (Page 32)

8.   In the second paragraph, please disclose Thomas J. Flannery's business experience during the past 5 years. See Item 9.1.c of Form N-2.

Federal Income Taxation (Page 37)

9.   The fifth full paragraph on this page describes distributions by the Fund that will be treated as a return of capital. Please also describe these distributions as a return to shareholders of a portion of their original investment in the Fund, and provide the short term and long term tax implications for shareholders.

Repurchase of Shares (Page 40)

10.   This section states that the Fund may take action to repurchase its shares in the open market or make tender offers for shares at their net asset value. Please add disclosure that, when a tender offer is made, notice will be provided to shareholders describing the terms of the tender offer, and containing information shareholders should consider in deciding whether to participate in the tender offer. Please also disclose the factors the board of directors will consider in determining whether to make share repurchases, including how frequently the board will consider repurchases. See Guide 2 to Form N-2.

Description of Shares — Anti-takeover Provisions and the Articles of Incorporation (Page 41)

11.   This section describes certain provisions of the Fund's charter and by-laws that may have the effect of anti-takeover measures. Please provide: (1) the board of directors' rationale for adopting these provisions; (2) the positive and negative effects of these provisions; (3) whether the voting requirements to remove directors are higher than those imposed by federal or state law; and (4) whether the board has considered the provisions and determined that they are in the best interest of shareholders. See Guide 3 to Form N-2.

Closed-End Fund Structure (Page 43)

12.   This section discloses that the Fund's shares may trade at a discount to their net asset value, and provides the actions the board of directors may consider to reduce or eliminate this discount, including the possible conversion of the Fund to an open-end investment company. Please describe the factors that the Fund's board of directors will consider in determining whether to propose a conversion, and the requisite shareholder vote to effect conversion. Please also provide the risks to shareholders that an open-end fund presents to shareholders that are different from the risks of an investment in a closed-end fund. See Guide 4 to Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Fund History (Page 3)

13.   This section states that the Fund is organized as a corporation under the laws of the State of Maryland. The Staff of the Division of Investment Management has taken the position that, if a fund opts-in to the Maryland Control Share Acquisition Act (the "MCSAA"), its actions are inconsistent with Section 18(i) of the Investment Company Act of 1940. See Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)) (http://www.sec.gov/ divisions/ investment/noaction/2010/bouldertotalreturn111510.htm). Please explain to us whether the Fund has opted-in to the MCSAA.

GENERAL COMMENTS

14.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

15.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

16.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

17.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

18.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney